

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103

> **Re:** **NuPathe, Inc.**
> **Schedule 14D-9**
> **Filed December 23, 2013, as amended December 30, 2013**
> **File No. 005-86639**

Dear Mr. Peterson:

We have limited our review of your filing to the issues addressed in the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

1.      Please tell us the reasons for the knowledge qualifiers in your document. What prevents you from knowing and disclosing this information?  Please explain or revise, as appropriate.

Consideration for Shares Tendered Pursuant to the Offer, page 5

2.      Please revise to clarify how warrants are treated if they are not exercised prior to expiration of the offer.  It is unclear from the first two sentences of the second paragraph what, if any, consideration warrant holders will receive in connection with the merger. Please include examples to assist in investor understanding.  Please also provide similarly clarified disclosure, with examples, regarding how options will be treated in connection with the merger, including how the amount of consideration is determined.  While we note the disclosure on page 7, the extensive use of defined terms makes it difficult to understand how the amount of consideration will be calculated.

3.      Please revise the footnotes to the table on page 6 to avoid disclaimers of beneficial ownership "except to the extent of [someone's] pecuniary interests." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Background of the Offer and Merger, page 11

4.      We note that the offer document refers to there having been "check-in" meetings between the companies between 2010 and 2013 (page 34). We also note a reference to meetings with Parent between 2009 and the present time on page 17 of your document. Please expand your description of the referenced meetings.

Reasons for the Recommendation, page 21

5.      Please expand your disclosure regarding the companies' meetings between 2010 and 2013 (Page 33). Why were these meetings held? What type of information did NuPathe share with Endo? Were the meetings subject to any confidentiality agreement?

Selected Company Forecasts, page 26

6.      It appears that the stand-alone projections on page 26 are a summary of the projections provided to Endo. Please revise your disclosure of all projections to disclose the entire projections given to Endo.

7.      With a view toward revised disclosure, please tell us why the stand-alone, non-probability adjusted projections appearing here are different from the similarly-captioned projections in the offer document.

8.      We note that each of the projections included in your document are "non-GAAP." Please revise to include the disclosures required by Rule 100 of Regulation G. Also disclose the material assumptions made in preparing the financial projections.

Intent to Tender, page 41

9.      Please revise to disclose whether, to your knowledge after a reasonable inquiry, your affiliates, officers or directors currently intend to tender shares held by them, including any shares that will be acquired upon exercise or conversion. Include in your revised disclosure the aggregate number of shares that will be tendered.

Appraisal Rights, page 42

10.     We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and January 13,

2014," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.

11.    Your disclosure may not be qualified by reference to statutes, as you do here. You must provide the disclosure to security holders in the recommendation document. Please revise accordingly.

Annex B

12.    You may not disclaim responsibility for your disclosure. Please revise the first paragraph on page B-2 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions